Filed by Coast Casinos, Inc. pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Coast Casinos, Inc.

Commission File No.: 000-26922

ANALYST / INVESTOR CONFERENCE CALL SCRIPT
FEBRUARY 9, 2004

Ellis Landau: Thank you. Good morning everyone. We appreciate your joining us on such short notice today. Before we begin, let me make a few comments and announcements. Today’s call may contain some forward-looking statements. We want to let you know that the actual results may vary from what is contained in those statements. The variances could be material and we refer you to our public filings for the risk factors you need to know before you invest. In addition, we’re broadcasting this call on our website at BoydGaming.com, as well as firstcallevents.com.

I would like to now turn the call over to Bill Boyd, our Chairman and CEO, who will make a few introductory comments. Then I will return to provide you with some financial details on the transaction, Don Snyder will then provide some operational background, and Harlan Braaten from Coast will have a few remarks as well. After that we will all be available for a short question and answer session. Bill?

Bill Boyd: Thank you Ellis and good morning everyone. This is an exciting day for us at Boyd Gaming and for our friends from Coast Casinos. As you all may have seen this morning, we announced that our two companies have entered into a definitive merger agreement. The combination of Boyd and Coast will create one of the most diversified casino companies in the country. Together, we will own and operate 17 casino entertainment facilities, in addition to our pending acquisition of Harrah’s Shreveport, Coast’s development of South Coast and a number of promising development opportunities.

Coast casinos will operate as a wholly owned subsidiary of Boyd Gaming, under Coast’s superb existing management team led by Michael Gaughan. That is one of the things that I personally am most pleased about.

Also, Boyd Gaming’s Board of Directors will be expanded from 11 to 13 directors and under the agreement, Coast Casinos will have the right to designate three directors to the Board, one of whom will be Michael. I look forward to sitting shoulder to shoulder with my new colleagues as we plan the future of our combined company.

Michael and I have known each other for nearly 40 years. Our fathers shared a similar love for Las Vegas, which was reflected in their spirit as they helped build this community. Our two organizations coming together is, in short, a perfect fit. Michael and his team are some of the best operators of casino facilities in our industry.

Coast has built a great locals business here in Las Vegas, and Don will tell you more about that in a minute. With this merger, we believe that the sum is greater than the parts — together we have dedicated and hard-working management teams and employees, great facilities and the operating knowledge and love of the gaming and entertainment business that makes for a winning combination. I look forward to working alongside Michael and his team, and believe that our shareholders will be pleased by today’s announcement as it expands our capabilities by adding one of the best brands in the business.

Now I will turn things back over to Ellis, who will walk you through the specifics of the transaction.

Ellis Landau: Thanks Bill and good morning to all of you. Today, we announced that we have signed a definitive merger agreement, which was unanimously approved by the Boards of both companies.

As Bill said, under the terms of the agreement, Coast will become a wholly owned subsidiary of Boyd Gaming, positioned as a separate operating unit run by Michael Gaughan and the current Coast management team. The total merger consideration is approximately $1.3 billion:

o	On a fully-diluted basis, Coast shareholders will receive approximately $495 million in cash

o

Boyd Gaming will also issue approximately 19.4 million shares to Coast shareholders. Using the ten-day average of our closing stock price for the period ended February 5, the stock portion of the transaction is valued at approximately $325 million.

o	Boyd will also assume approximately $460 million of Coast debt.

The transaction is immediately accretive to Boyd’s earnings per share. We are valuing this merger at approximately 7.4 times Coast’s estimated 2004 EBITDA. We are also estimating that, on a pro forma basis, the two companies’ revenues would be approximately $2.0 billion this year.

Since Coast is not a publicly traded company, some of you may not be familiar with them. Let me tell you, this is a very well managed company with some impressive results. Over the past five years, Coast has grown EBITDA at a 19.6% compound annual growth rate, while consistently increasing its EBITDA margins.

We expect this transaction to be funded with a combination of a new bank facility and the issuance of notes in the public market. We also expect Boyd’s three public note issues to remain outstanding.

One of the key drivers of this transaction is the fact that the combined company will enjoy a leading position in the Las Vegas locals sector. This sector is estimated to be about $2 billion a year and growing. Don will give you some more color about why this is such an attractive opportunity and how we believe today’s announcement will help us take advantage of the economic and population growth that we are seeing here.

This transaction is subject to approval of both companies’ shareholders. Coast shareholders, representing approximately 56 % of the voting power of Coast shares, have agreed to vote their shares in favor of this merger and against any other combination for a period of two years. We also will seek gaming, government and regulatory approvals. The transaction is expected to be completed immediately upon receipt of necessary third party approvals, all of which the Company expects to receive by mid-2004.

Let me now turn it over to Don Snyder, who will provide some additional operational perspective on this combination.

Don Snyder: Thanks Ellis and good morning to all of you. I want to spend a few minutes explaining why we are so excited about today’s news. In Coast Casinos, Boyd Gaming has found a partner that brings not only similar corporate values, but exceptional operating expertise and a portfolio of facilities that reflect the deep level of knowledge about the Las Vegas locals sector.

Together, this combination creates one of the most diversified casino companies in the country. The combined Boyd Gaming will have a total of 17 casino entertainment facilities, as well as our pending acquisition of Harrah’s Shreveport and Coast’s development of South Coast. Construction of South Coast is expected to begin in the second quarter of this year.

Our successful Sam’s Town property, a long-time Las Vegas locals landmark, will join Coast’s three successful local properties, Gold Coast, Suncoast and the recently expanded Orleans. This creates a significant presence in the dynamic and growing Las Vegas locals sector. In addition, Coast is about to begin development of its South Coast facility, which is located in the growing residential sector south of Las Vegas. The combined company will also have two properties well positioned on the Las Vegas strip, Coast’s Barbary Coast and Boyd’s Stardust.

This means that after the merger, the combined Boyd Gaming will generate about half of its pro forma EBITDA from the state of Nevada. This is significant given the stable regulatory and tax environment here.

Las Vegas is one of the fastest-growing communities in the country with a population that increased 4% last year. There are a number of other economic indicators that support why this is such a good opportunity for us: for 2003, total employment increased 3%; personal income increased 5% and new home permits were up a whopping 18%. Together we are excited to build upon our position in the Las Vegas locals sector.

For Coast, they will become part of an organization with expanded geographical diversity, as we are a significant operator in four states in the Midwest and South. We also recently announced that we will begin planning an expansion of Borgata, our new, dramatic destination resort in Atlantic City that we own with MGM Mirage. The Borgata has been a top performer in Atlantic City, as we discussed on last week’s earnings call.

Now, I would like to introduce Harlan Braaten, who will say a few words, and then we will go to a short Q&A.

Harlan Braaten: Thank you so much for the chance to speak with you this morning. This is a very exciting day for all of us at Coast Casinos. Michael asked me to express that he is very pleased with today’s announcement, and if it weren’t for an unbreakable prior commitment, he would be with us today.

We believe that this is a natural fit and that our two companies share similar values and commitment to this industry. All of us in the Coast management team have great respect for Boyd Gaming and their executives. And that respect has only grown as we have gone through the negotiations for this transaction.

We believe that this is the right transaction at the right time for Coast and for all our employees. They will benefit from being part of a strong, more diversified organization.

The Coast management team is looking forward to working with Boyd as we plan the future of our combined company.

Michael’s father, Jackie, and Bill’s father, Sam Boyd, worked together in Las Vegas nearly fifty years ago and we are delighted to have Bill Boyd and Michael bring their teams together at this time. With that, I will hand things back to Ellis.

Ellis Landau: Thank you Harlen and I look forward to working with you and your colleagues in the years to come. All of us at Boyd Gaming believe that this merger brings our growth strategy into clear focus and creates one of the most diversified gaming companies in the industry.

We will now open up the call for your questions.

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Important Legal Information

This presentation is not an offer to sell the securities of Boyd Gaming Corporation and it is not soliciting an offer to buy these securities.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the U.S. Securities and Exchange Commission by Boyd Gaming Corporation and Coast Casinos, Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it becomes available and other documents filed or furnished by Boyd Gaming Corporation or Coast Casinos, Inc. with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and other documents filed or furnished by Boyd Gaming Corporation or Coast Casinos, Inc. may also be obtained for free by directing a request to Boyd Gaming Corporation, Attn: Rob Stillwell, Investor Relations, 2950 Industrial Road, Las Vegas, NV 89109 or to Coast Casinos, Inc., Attn: Gage Parrish, 4500 West Tropicana Avenue, Las Vegas, NV 89103.

Boyd Gaming, Coast Casinos and their respective officers and directors may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information about the participants in the solicitation will be set forth in the joint proxy statement/prospectus to be filed with the SEC.

Caution Concerning Forwarding-Looking Statements: This presentation contains certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the federal and local governments; failure of the requisite number of Boyd Gaming Corporation or Coast Casinos, Inc. stockholders to approve the proposed transaction; the inability to successfully integrate the businesses of Boyd Gaming Corporation and Coast Casinos, Inc.; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about those factors is set forth in filings made by Boyd Gaming Corporation and Coast Casinos, Inc. with the SEC. Neither Boyd Gaming Corporation nor Coast Casinos, Inc. is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.